
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

April 15, 2010

Mr. Daniel F. Sansone
Senior Vice President
Vulcan Materials Company
1200 Urban Center Drive
Birmingham, Alabama 35242

     Re: **Vulcan Materials Company**
             Form 10-K for the Fiscal Year Ended December 31, 2009
             Filed February 26, 2010
             File No. 1-33841

Dear Mr. Sansone:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Critical Accounting Policies, page 36

Pension and other postretirement benefits, page 39

1.   We note your disclosure stating that you expect to make contributions totaling $72.5 million to the funded pension plans during 2010, and that it is anticipated that these contributions, along with existing funding credits, are sufficient to fund projected minimum required contributions until the 2013 plan year. Please tell us how you considered the target funding levels of the PPA of 2006 in your determination that these contributions will be sufficient.

Financial Statements, page 45

Note 1- Summary of Significant Accounting Policies, page 50

Stripping costs, page 54

2.   We note your disclosure stating that pre-production stripping costs are expensed as incurred unless certain criteria are met, and capitalized pre-construction stripping costs are typically amortized over the productive life of the mine. Please tell us, with a view towards disclosure, the following:

- Clarify what types of costs you consider to be pre-production stripping costs versus pre-construction stripping costs, and describe to us in detail the criteria you use to determine if your stripping costs are expensed as incurred or capitalized;
- Explain to us the authoritative accounting literature on which you relied to conclude pre-production stripping costs should be expensed as incurred and pre-construction stripping costs should be capitalized;
- Tell us how you determine when you have entered into the production stage;
- Clarify for us how you define the "productive life of the mine" with respect to the method you use to amortize capitalized costs; and
- Quantify the amount of stripping costs you have either capitalized or expensed in fiscal 2009.

Note 10- Benefit Plans, page 72

3. We note your disclosure on page 56 stating that amounts representing differences between actual results and expected or estimated results recognized in other comprehensive income are reclassified to earnings in a systematic manner over the average remaining service period of active employees expected to receive benefits under the plan. Please tell us the average remaining service period of active employees expected to receive benefits under the plan, and provide us with your calculation of the amortization of actuarial loss recognized in fiscal year 2009.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark Shannon
Branch Chief